UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Syntel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87162H103
(CUSIP Number)

Alexandre Menais
EVP M&A
and General Counsel
Atos S.E.
River Ouest
80 Quai Voltaire, 95877 Bezons, France

with a copy to:

Jaclyn L. Cohen, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 87162H103

1	NAME OF REPORTING PERSON
Atos S.E.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
42,369,957*

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
42,369,957*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
51.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

*
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreement (as defined in Item 4), based on 82,968,320 shares of Common Stock outstanding as of July 18, 2018, the Reporting Person may be deemed to have beneficial ownership of 42,369,957 shares of Common Stock, which is equal to 51.07% of the voting power of issued and outstanding shares of Common Stock as of July 18, 2018.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Atos S.E. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, no par value (the “Common Stock”) of Syntel, Inc., a Michigan corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. The Common Stock is listed on the NASDAQ Global Select Market.

Item 2.	Identity and Background

This Schedule 13D is being filed by (i) Atos S.E., a société européenne (European company) organized under the laws of France (“Atos” or the “Reporting Person”), with a principal business address of River Ouest, 80 Quai Voltaire, 95877 Bezons, France.

The principal business of Atos is the provision of information technology and digital services, including high-tech transactional services, consulting, systems integration and managed services.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Person (the “Scheduled Persons”) that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than Atos, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of France.

During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement (as defined in Item 4 below) described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined in Item 4 below) by virtue of the execution of the Voting Agreement by Atos and the Voting Parties (as defined in Item 4 below). No payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreement.  The Voting Parties (as defined in Item 4 below) will receive the same consideration per share of Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

In connection with entering into the Merger Agreement, on July 20, 2018, Atos entered into that certain Mandate Letter, by and among Atos, J.P. Morgan Securities PLC and BNP Paribas (which is similar to a customary debt commitment letter in the United States), pursuant to which the initial mandated lead arrangers thereunder have committed to arrange and underwrite a $1,900,000,000 bridge loan facility, a $1,100,000,000 three years’ term loan facility and a $800,000,000 five years’ term loan facility to be used by Atos and/or its subsidiaries in connection with the Merger (as defined in Item 4 below).

Item 4.	Purpose of Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On July 20, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Atos and Green Merger Sub Inc., a Michigan corporation and an indirect wholly-owned subsidiary of Atos (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company in the Merger (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock owned by the Issuer, Merger Sub, Atos, or any of their respective direct or indirect wholly-owned subsidiaries, in each case not held on behalf of third parties) will be cancelled, will cease to exist and will be converted into the right to receive $41.00 per share in cash, without interest (the “Merger Consideration”).

Upon consummation of the Merger, each restricted stock unit of the Issuer (“Issuer RSU”) granted on or prior to July 20, 2018 and outstanding as of the effective time of the Merger will vest in full and, by virtue of the Merger and without any action on the part of the holder thereof, will be cancelled as of the effective time of the Merger and entitle the holder thereof to receive an amount in cash, without interest, equal to the amount of any accumulated and unpaid dividends plus the product obtained by multiplying (i) the number of shares of Common Stock subject to such Issuer RSU immediately prior to the effective time of the Merger by (ii) the Merger Consideration, subject to any required withholding of taxes.

At the effective time of the Merger, each Issuer RSU granted after July 20, 2018 and outstanding as of the effective time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit denominated in shares of Atos common stock (a “Parent RSU”) equal to the product (rounded to the nearest whole number) of (i) the number of shares of Common Stock subject to such Issuer RSU immediately prior to the effective time of the Merger multiplied by (ii) the quotient obtained by dividing (A) the average closing price per share of Common Stock on NASDAQ during the twenty (20) consecutive trading days ending on July 20, 2018 by (B) the average closing price per share of Atos common stock on the Euronext Paris market during the twenty (20) consecutive trading days ending on July 20, 2018, and such Parent RSU will continue to vest in accordance with the original vesting schedule of such Issuer RSU, subject to acceleration in full on a qualifying termination of employment.

Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to the approval of the Merger Agreement by the requisite vote of the Issuer’s shareholders and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of certain foreign regulatory approvals and the approval or other clearance of the Committee on Foreign Investments in the United States (CFIUS). The obligation of each party to consummate the Merger is also conditioned on the other party’s representations and warranties being true and correct (generally, in the case of the Issuer’s representations and warrants, subject to a material adverse effect threshold) and the other party having performed in all material respects its obligations under the Merger Agreement. Consummation of the Merger is not subject to any financing condition.

The Merger Agreement provides that (i) the officers of the Company at the effective time of the Merger will be the officers of the Surviving Corporation from and after the effective time of the Merger, and (ii) the directors of Merger Sub at the effective time of the Merger will be the directors of the Surviving Corporation from and after the effective time of the Merger, in each case, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal pursuant to the articles of incorporation or bylaws of the Surviving Corporation or applicable law.

In addition, the Merger Agreement provides that: (i) the articles of incorporation of the Surviving Corporation will be amended and restated in their entirety at the effective time of the Merger to read substantially in the form attached as Exhibit A to the Merger Agreement, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation, in each case, until thereafter amended, restated or amended and restated as provided therein or by applicable law.

Promptly after the effective time of the Merger, the Common Stock shall (i) be delisted from the NASDAQ Global Select Market and (ii) deregistered under the Securities Exchange Act of 1934, as amended. As a result, there will be no public market for such shares, and the Issuer’s reporting obligations under the Securities Exchange Act will be suspended and/or terminated.

Voting Agreement

Concurrently with and as a condition to Atos’ execution of the Merger Agreement, certain shareholders of the Issuer named on Annex B hereto (each, a “Voting Party” and together, the “Voting Parties”), who (i) collectively own approximately 51.07% of the outstanding shares of Common Stock and may be deemed to beneficially own additional shares of Common Stock that are not subject to the Voting Agreement (as defined below) and (ii) consist of the two founders of the Company (who are also members of the board of directors of the Company), as well as certain of their affiliated entities, entered into a voting agreement (the “Voting Agreement”) with Atos in such Voting Parties’ capacities as shareholders of the Issuer. The Voting Agreement requires the Voting Parties to, among other things, vote the shares of Common Stock set forth opposite each such Voting Party’s name on Schedule A thereto (the “Subject Shares”) (a) in favor of approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (b) against any Acquisition Proposal (as defined therein) and (c) against any amendment of the articles of incorporation or bylaws of the Issuer or other action or agreement of the Issuer, in each case for which the vote of the holders of shares of the Issuer is required to  authorize such action or agreement, that would reasonably be expected to (I) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, or (II) prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by the Merger Agreement.  However, if the board of directors of the Issuer changes its recommendation in favor of the Merger Agreement or if the Merger Agreement is terminated in accordance with its terms, the Voting Parties will be relieved of their voting obligations under the Voting Agreement. The Voting Agreement also generally prohibits the Voting Parties from soliciting inquiries or proposals with respect to alternative transactions, engaging in negotiations or discussions with respect to any such transactions and disclosing non-public information or providing access to third parties with respect to the same.  In addition, solely to the extent the Voting Parties do not comply with their voting obligations under the Voting Agreement, each Voting Party granted Atos an irrevocable proxy to vote the Subject Shares in the manner described above.  Each Voting Party has also agreed to certain restrictions on transfer of the Subject Shares.  Subject to the terms therein, the Voting Agreement will terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) any reduction in the amount of or any change in the form of the Merger Consideration.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 1 and 2, respectively and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Atos, as a result of the Merger, to acquire control of, and the entire equity interest in, the Issuer.  Atos required that the Voting Parties agree to enter into the Voting Agreement as a condition to Atos entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Merger.

Except as set forth in or incorporated by reference into this Schedule 13D, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D, Item 3 and Item 4 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person in connection with the Voting Agreement, the Reporting Person has not acquired and does not beneficially own any shares of Common Stock. The Reporting Person is not entitled to any rights as shareholder of the Issuer as to the shares of Common Stock covered by the Voting Agreement, except as expressly provided in the Voting Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Person that that person is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A, beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Person, the information required by Item 2 of Schedule 13D for each of the Voting Parties with whom the Reporting Person may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the Reporting Person (i) is not entitled to any rights as a shareholder of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Voting Agreement, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties.

(c) Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days. The Reporting Person expresses no view on whether any of the persons listed on Annex B has effected any such transactions.

(d) To the best of the knowledge of the Reporting Person, no person (other than the Voting Parties) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person in connection with the Voting Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6.   Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

1
Agreement and Plan of Merger, dated July 20, 2018, by and among Syntel, Inc., Atos S.E. and Green Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Syntel, Inc. on July 23, 2018)

2
Voting Agreement, dated July 20, 2018, by and among, Atos S.E., Bharat Desai, Neerja Sethi, NS Trust Dated 02/28/97 I (Trust I), NS Trust Dated 02/28/97 II (Trust II) and The DS Foundation (incorporated by reference to Exhibit 1 to Schedule 13D filed with the SEC by Bharat Desai on July 24, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as July 30, 2018

ATOS S.E.

By:	/s/ Alexandre Menais
Name:	Alexandre Menais
Title:	EVP M&A and General Counsel

ANNEX A

Information Concerning Executive Officers and
Directors of Atos S.E.

Set forth below are the name and present principal occupation of each director and executive officer of Atos S.E. as of the date hereof.  Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at River Ouest, 80 Quai Voltaire, 95877 Bezons, France, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Atos, as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of France.

Name	Present Principal Occupation & Principal Business Address

General Management Committee
Thierry Breton	Chairman & Chief Executive Officer, Worldline Chairman
Elie Girard	Senior Executive Vice-President, Chief Financial Officer
Gilles Grapinet	Senior Executive Vice-President. Worldline Chief Executive Officer, Global Functions
Eric Grall	Senior Executive Vice President. Global Operations and TOP Program
Michel-Alain Proch	Senior Executive Vice-President & Group Chief Digital Officer. Global IT, Security, Quality & Digital Transformation
Robert Vassoyan	Senior Executive Vice-President. Group Chief Commercial Officer

Board of Directors

Thierry Breton	Chairman & Chief Executive Officer, Worldline Chairman
Nicolas Bazire	Chairman of the Nomination and Remuneration Committee. General Manager of Groupe Arnault SE LVMH, 22 avenue Montaigne, 75008 Paris, France
Valerie Bernis	Vice-President of Engie Foundation 28 boulevard Raspail, 75007 Paris, France
Roland Busch*	Member of the Audit Committee. Member of the Management Board of Siemens AG Siemens AG, Werner-von-Siemens-Straße 1 80333 Munich, Germany
Jean Fleming**
Director representing the employee shareholders. Client Executive, Business Transformation Services at Atos IT Services UK Ltd. and Chief Diversity Officer 4 Triton Square, Regent’s Place, London, NW13HG, UK

Marie-Christine Lebert	Director representing the employees. Project Leader, Worldline SA 19 rue de la Vallée Maillard, 41000 Blois, France
Bertrand Meunier	Member of the Audit Committee and the Nomination and Remuneration Committee. Managing Partner of CVC Capital Partners Ltd 111 Strand, London, WC2ROA9, UK
Colette Neuville	Chairman & Founder of ADAM 4, rue Montescot, 28000 Chartres, France
Aminata Niane***	International Consultant BP 3183 – DAKAR, Senegal
Lynn Paine****
Member of the Audit Committee. John G. McLean Professor of Business Administration, Harvard Business School, Senior Associate Dean for International Development Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163

Pasquale Pistorio*****	Lead Independent Director and Member of the Nomination and Remuneration Committee. Chairman of the Pistorio Foundation
Vernon Sankey**	Chairman of the Audit Committee. Officer in companies 1 Walnut Court, St Mary’s Gate, London, W85UB, UK

* Roland Busch is a citizen of Germany.
**Jean Fleming and Vernon Sankey are citizens of Great Britain.
*** Aminata Niane is a citizen of Senegal.
**** Lynn Paine is a citizen of the United States of America.
***** Pasquale Pistorio is a citizen of Italy.

ANNEX B

Name of Voting Party	Subject Shares
Bharat Desai	6,689,132
Neerja Sethi	15,145,616
NS Trust Dated 02/28/97 I (Trust I)	9,318,692
NS Trust Dated 02/28/97 II (Trust II)	9,318,692
The DS Foundation	1,897,825

EXHIBIT INDEX

Exhibit No.	Description

1
Agreement and Plan of Merger, dated July 20, 2018, by and among Syntel, Inc., Atos S.E. and Green Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Syntel, Inc. on July 23, 2018)

2
Voting Agreement, dated July 20, 2018, by and among, Atos S.E., Bharat Desai, Neerja Sethi, NS Trust Dated 02/28/97 I (Trust I), NS Trust Dated 02/28/97 II (Trust II) and The DS Foundation (incorporated by reference to Exhibit 1 to Schedule 13D filed with the SEC by Bharat Desai on July 24, 2018)